

October 17, 2013

Via E-mail
Mr. Dwight L. Dunlap
Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street
Suite 3600
Houston, TX 77002

> **Re: Natural Resource Partners L.P.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 7, 2013**
> **File No. 001-31465**

Dear Mr. Dunlap:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1.   We note you present "equity and other unconsolidated investment income, net" as a component of total revenue. Please tell us why you consider this item to be a component of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining